UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

8 Hasadnaot Street
Herzliya 46728, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Results of 2016 Annual General Meeting of Shareholders

On November 10, 2016, Jacada Ltd. (referred to hereinafter as Jacada or the Company) held its 2016 Annual General Meeting of Shareholders, or the Meeting. Each of the following proposals submitted to Jacada’s shareholders at the Meeting was duly approved by the requisite majorities under the Israeli Companies Law, 5759-1999, or the Companies Law, and the Company’s Articles of Association, as amended, or the Articles:

(1) Reelection of Ms. Tzvia Broida to the Jacada Board of Directors, or the Board, as an external director under the Companies Law, and as a Class II director under the Articles, for a three year term, until November 9, 2019.

(2) Approval of the acquisition by IGP Digital Interaction Limited Partnership, or IGP, of 261,287 newly-issued ordinary shares, par value 0.04 New Israeli Shekels per share, of Jacada, or ordinary shares, representing 5% of the issued and outstanding share capital of Jacada on a fully diluted basis, at a price per share of $5.25, in a private placement pursuant to a Securities Purchase Agreement, dated September 29, 2016, by and between Jacada and IGP (we refer to this private placement as the Acquisition). The approval of the Acquisition was required pursuant to Section 328(b)(1) of the Companies Law, as the purchase by IGP of the shares offered to it by the Company in the Acquisition would, together with the 1,040,000 ordinary shares previously purchased by IGP, result in aggregate holdings by IGP of 25% or more of the total voting power of the Company (a “control block” within the meaning of~~,~~ the Companies Law), and prior to the Acquisition there is no shareholder of Jacada holding such “control block”.

(3) Election to the Board of Mr. Haim Shani to serve as a Class II director under the Articles.

(4) Approval of the expansion of the authorized size of the Board from its previous size of six (6) members to nine (9) members, and an amendment to Article 39(c) of the Articles that increases the number of unclassified directors authorized to serve on the Board for a one-year term, from one annual general meeting of shareholders until the following annual general meeting of shareholders, from one (1) to three (3).

(5) The election of Mr. Assaf Harel to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(6) The re-election of Mr. Ofer Timor to serve as an unclassified director under the Articles for a one-year term, until the next annual general meeting of shareholders and until the due election and qualification of his successor.

(7) The approval, for each of Mr. Haim Shani and Mr. Assaf Harel, of (i) his receipt of cash remuneration and reimbursement of expenses matching that paid to all other non-executive members of the Board, and in addition,  to the extent any other Board member will be awarded options or other equity-based awards in excess of the pool of options to purchase up to 263,750 ordinary shares that has been previously designated for Board members (consisting of 233,750 currently granted options and an additional 30,000 options available for future grants), then each of Messrs. Shani and Harel shall also be entitled to awards of like tenor, (ii) his entry into an agreement with the Company for indemnification and exculpation with terms that match those to which all other Board members are entitled, and (iii) his inclusion in the Company’s director and officer liability insurance coverage.

(8) Approval of (i) the amendment and restatement of Article 67 of the Articles and (ii) our entry into a new form of director and officer indemnification agreement with our directors and officers, in each case so as to update the provisions thereof in light of changes to the Companies Law and other Israeli laws that allow for broader-based indemnification.

(9) Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

A description of each of the above proposals—including biographical information concerning the nominees who were elected to the Board— was set forth at greater length in the proxy statement with respect to the Meeting, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, or Form 6-K, that was furnished to the Securities and Exchange Commission, or the SEC, on October 11, 2016.

Closing of IGP Private Placement Investment in Jacada

Further to the Company’s Form 6-K that it furnished to the SEC on September 30, 2016, which we refer to as the prior Form 6-K, on November 14, 2016, following approval by Jacada’s shareholders of all proposals (including Proposal 2 above) at the Meeting, the Company and IGP consummated IGP’s approximate $1.37 million private placement investment in the Company in exchange for 261,287 newly-issued ordinary shares, at a price per share of $5.25, pursuant to the Acquisition. As a result of the Acquisition and the prior purchase by IGP of 1,040,000 ordinary shares from Messrs. Lloyd I. Miller, III and Robert B. Ashton directly and/or from their affiliates, IGP now holds 1,301,287 ordinary shares, constituting approximately 31.0% of the Company’s issued and outstanding ordinary shares. For a description of certain registration rights and rights to nominate members of the Board granted to IGP pursuant to the Acquisition, please see the prior Form 6-K and the exhibits thereto.

The foregoing description of the Acquisition and the related agreements and arrangements is modified in its entirety by reference to the Purchase Agreement, a copy of which was annexed as Exhibit 99.1 to the prior Form 6-K. The foregoing description of the registration rights granted by Jacada to IGP is modified in its entirety by reference to the form of Registration Rights Agreement, a copy of which was annexed to the prior Form 6-K as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/S/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated: November 14, 2016

Exhibit Index

Exhibit No.	Description
99.1
Securities Purchase Agreement, dated September 29, 2016, by and between Jacada Ltd. and IGP Digital Interaction Limited Partnership (incorporated by reference to Exhibit 99.1 to Jacada Ltd.’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on September 30, 2016)

99.2
Registration Rights Agreement, by and between Jacada Ltd. and IGP Digital Interaction Limited Partnership, entered into upon the closing under the above-referenced Securities Purchase Agreement (incorporated by reference to Exhibit 99.2 to Jacada Ltd.’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on September 30, 2016)